Exhibit 2.1

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is made and entered into as of December 29, 2011 (the “Effective Date”) by and among LITTLE ROCK AVIV, L.L.C., a Delaware limited liability company (“LRA”), WOODLAND ARKANSAS, L.L.C., a Delaware limited liability company (“WA”), and NORTHRIDGE ARKANSAS, L.L.C., a Delaware limited liability company (“NA” together with LRA and WA sometimes referred to herein individually as a “Seller” and collectively as “Sellers”), and ADCARE PROPERTY HOLDINGS, LLC, an Ohio limited liability company or its permitted assigns (“Purchaser”).

WITNESSETH:

WHEREAS, Sellers own (i) a 157 licensed bed nursing home facility commonly known as Little Rock Health & Rehab located at 5720 W. Markham, Little Rock, Arkansas 72205 (the “Little Rock Facility”); (ii) a 140 licensed bed nursing facility commonly known as Northridge Healthcare and Rehabilitation Center located at 2501 John Ashley Drive, North Little Rock, Arkansas 72114 (“Northridge Facility”) and (iii) a 140 licensed bed nursing facility commonly known as Woodland Hills Healthcare and Rehabilitation located at 8701 Riley Drive, Little Rock, Arkansas 72205 (“Woodland Hills Facility”). The Little Rock Facility, the Northridge Facility and Woodland Hills Facility, including, without limitation, the land, buildings, improvements, furniture, fixtures and equipment comprising the three facilities, are sometimes collectively referred to herein as the “Facilities” and the real estate on which the Facilities are located are legally described on Exhibit “A” attached hereto and incorporated herein by reference; and

WHEREAS, LRA leases the Little Rock Facility to Southpoint Health, LLC, an Arkansas limited liability company (the “Little Rock Operator”) pursuant to that certain Amended and Restated Lease dated November 12, 2010 (the “Existing Little Rock Lease”), WA leases the Woodland Hills Facility to Woodland Health, LLC, an Arkansas limited liability company (the “Woodland Hills Operator”), pursuant to that certain Lease dated December 29, 2005 (the “Existing Woodland Hills Lease”), and NA leases the Northridge Facility to Northcare, LLC, an Arkansas limited liability company (the “Northridge Operator”) pursuant to that certain Lease dated December 29, 2005 (the “Existing Northridge Lease”).  The Little Rock Operator, the Woodland Hills Operator and the Northridge Operator are sometimes collectively referred to herein as the “Operators” and the Existing Little Rock Lease, the Existing Woodland Hills Lease and the Existing Northridge Lease are sometimes collectively referred to as the “Existing Leases”; and

WHEREAS, Sellers desire to sell their entire right, title and interest in and to the Facilities to Purchaser, and Purchaser desires to purchase Sellers’ entire right, title and interest in and to the Facilities from Sellers, subject to and upon the terms and conditions hereinafter set forth; and

WHEREAS, at or prior to the Closing, Purchaser and the Operators are entering into those certain Operations Transfer Agreements (collectively, the “OTAs”), to further provide for a smooth and orderly transition of the operations of the Facilities from such Operators to Purchaser (or its designee) on the Closing Date (as hereinafter defined).

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Sellers and Purchaser, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1          Capitalized Terms.  Capitalized terms used in this Agreement shall have the meanings set forth below or in the section of this Agreement referred to below.  Such terms, as so defined, shall include in the singular, the plural, and in the plural, the singular.

“Agreement”  shall mean this Purchase and Sale Agreement, together with all Schedules and Exhibits attached hereto, as it and they may be amended from time to time as herein provided.

“Business Day”  shall mean any day other than a Saturday, Sunday or any other day on which banking institutions in the State of Arkansas are authorized by law or executive action to close.

“Closing”  shall mean the closing of the transaction contemplated by this Agreement.

“Closing Date”  shall mean March 1, 2012, unless extended by Seller pursuant to Section 12.18 hereof or extended by Purchaser pursuant to Section 2.2 hereof.

“Contracts”  shall mean, with respect to any Facility, collectively, all service contracts, equipment leases, booking agreements, warranties and guaranties, and other arrangements or agreements which relate exclusively to the ownership, repair, maintenance, management, leasing or operation of such Facility.

“Deposit”  shall mean the amount of One Million One Hundred Thousand and 00/100s Dollars ($1,100,000.00), plus any additional amount deposited pursuant to Section 2.2 hereof.

“Effective Date”  shall have the meaning given such term in the opening paragraph to this Agreement.

“Escrow Agent”  shall mean Hughes and White as agent for the Title Company.

“Environmental Law”  shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, including the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. Sections 9601 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Sections 466 et seq.), the Safe Drinking Water Act Sections 1401 (14 U.S.C. Section 1450), the Hazardous Materials Transportation Act (79 S.S.C. Sections 1801 et seq.), the Toxic Substances Control Act (15 U.S.C. Sections 2601-2629) and any other federal, state, or local law, regulation, or ordinance.

“FF&E”  shall mean, collectively, all appliances, machinery, devices, fixtures, equipment, furniture, furnishings, partitions, signs or trade fixtures or other tangible personal property owned by Sellers and located at the Facilities.

“Hazardous Substance”  shall mean any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosivity, reactivity, explosivity, toxicity, carcinogenicity, infectiousness, or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes, or combinations of them which are now or become listed, defined or regulated in any manner by any Environmental Law.

“Improvements”  shall mean, collectively, all buildings and other structures and improvements situated on, affixed or appurtenant to the Land on which a Facility is located.

“Inspection Period”  shall mean the period beginning on the Effective Date and expiring at 5:00 p.m. eastern time on the thirtieth (30th) day after the Effective Date.

“Intangible Property”  shall mean, with respect to any Facility, all transferable intangible property owned by any Seller and arising from or used in connection with the ownership, use, operation or maintenance of the Real Property or FF&E related to such Facility, including, without limitation, any names or other marks used exclusively in connection therewith and only to the extent such Seller’s interest therein is freely assignable or transferable; provided, however, in no event shall the “Intangible Property” include any cash on hand or any accounts related to any Facility or its operation.

“Land”  shall mean, collectively, the parcel or parcels of land described on Exhibit “A” attached hereto on which a Facility is located, together with all appurtenances thereto.

“Properties”  shall mean, with respect to any Facility, collectively, Sellers’ entire right, title and interest in and to the Real Property and with respect to all Facilities, Seller’s entire right, title and interest in and to the FF&E, the Intangible Property, and the Contracts related to such Facility.  The term Properties shall specifically exclude Sellers’ cash balances and accounts receivable and all Contracts which are not being assumed by Purchaser in accordance with Section 8.1(c).

“Purchase Price”  shall mean Twenty-seven Million Two Hundred Eighty Thousand and 00/100s Dollars ($27,280,000.00).

“Purchaser”  shall have the meaning given such term in the opening paragraph to this Agreement, together with any of its permitted successors and assigns.

“Real Property”  shall mean, collectively, the Land and the Improvements related to a Facility.

“Surviving Obligations”  shall mean all of the obligations and liabilities of Purchaser or either Seller which expressly survive the Closing or any termination of this Agreement.

“Tax Code”  shall mean the Internal Revenue Code of 1986 and, to the extent applicable, the Treasury Regulations promulgated thereunder, each as from time to time amended.

“Title Company”  shall mean Chicago Title Insurance Company or such other reputable national title insurance company as may be selected by Purchaser.

ARTICLE 2
PURCHASE AND SALE; CLOSING

2.1          Purchase and Sale.  In consideration of the payment of the Purchase Price by Purchaser to Sellers and for other good and valuable consideration, Sellers hereby agree to sell to Purchaser, and Purchaser hereby agrees to purchase from Sellers, all of Sellers’ right, title and interest in and to the Properties for the Purchase Price, subject to and in accordance with the terms and conditions of this Agreement.

2.2          Closing.  If the closing conditions in Section 4 and Section 5 are satisfied, the purchase and sale of the Properties shall be consummated on the Closing Date by the release of the documents and funds held in escrow by the Escrow Agent. Purchaser shall have the right to extend the Closing Date to March 31, 2012,upon (i) written notice to Sellers and (ii) delivery of $500,000 to Escrow Agent, which amount shall be held and disbursed as part of the Deposit.

2.3          Purchase Price.   The aggregate purchase price to be paid for the Properties shall be the Purchase Price.  The Purchase Price shall be paid as follows:

(a)           Initial Deposit.  Within three (3) Business Days following the Effective Date, Purchaser shall deposit $500,000 of the Deposit with the Escrow Agent by wire transfer of immediately available funds (the “Initial Deposit”).

(b)           Additional Deposit.  Upon the expiration of the Inspection Period without termination of this Agreement by Purchaser, Purchaser shall deposit the balance ($600,000) of the Deposit with the Escrow Agent by wire transfer of immediately available funds.

(c)           Cash Consideration.  The sum of Twenty-seven Million Two Hundred Eighty Thousand and 00/100s Dollars ($27,280,000.00) (including the Deposit), subject to adjustment as provided in Article 9, shall be deposited into escrow with the Escrow Agent by wire transfer of immediately available funds and released to Sellers at the Closing.

(d)           Independent Consideration.  Sellers and Purchaser acknowledge and agree that if the Deposit is to be returned to Purchaser pursuant to any of the provisions of this Agreement, the Escrow Agent shall retain One Hundred and 00/100s Dollars ($100.00) from the Deposit and shall pay such amount to Sellers as independent consideration paid by Purchaser to Sellers for Sellers’ execution and delivery of this Agreement.

2.4          Duties of Escrow Agent.

(a)           Holding of Deposit.  The Escrow Agent shall hold the Deposit in a non-interest bearing account and shall pay the Deposit to the party entitled thereto in accordance with the terms of this Agreement.

(b)           IRS Real Estate Sales Reporting.  The Escrow Agent shall act as “the person responsible for closing” the transactions contemplated hereby pursuant to Section 6045(e) of the Tax Code, and the Escrow Agent shall prepare and file all informational returns, including IRS Form 1099-S, and shall otherwise comply with the provisions of said Section 6045(e).

(c)           Escrow Agreement.  Simultaneously with the execution and delivery of this Agreement, Sellers, Purchaser and Escrow Agreement shall execute and deliver an escrow agreement in the form attached hereto as Exhibit “B”.

ARTICLE 3
DILIGENCE

3.1          Inspections and Other Diligence Activities.

(a)           Property Inspections.  During the Inspection Period and thereafter until the Closing or the earlier termination of this Agreement, Sellers shall permit Purchaser and its representatives to conduct, at Purchaser’s sole cost and expense, non-invasive physical inspections of the Properties; provided, however, Purchaser shall not be permitted to perform any environmental investigations or invasive testing which are beyond the scope of typical so-called “Phase I” investigation without Sellers’ prior written consent.  All such inspections shall be performed in a manner consistent with this Agreement and so as to minimize any interference or disruptions to the residents or the operations of the Facilities.  Purchaser shall notify Sellers at least one (a) Business Day prior to entering any Facility for the purpose of making any such inspections.  For purposes of the preceding sentence only, notice may be given by e-mail or by telephone to                                        at                                           .

(b)           Diligence Materials.  From and after the Effective Date until the Closing or the earlier termination of this Agreement, Sellers shall deliver to Purchaser for Purchaser’s review copies of any materials pertaining to the Facilities that are reasonably requested by Purchaser to the extent such materials are within Sellers’ possession or control.  Except as otherwise expressly set forth herein, Sellers make no representation or warranty, express or implied, with respect to the accuracy or completeness of any materials, reports, data or other information provided by Sellers pursuant to or in connection with this Agreement.

(c)           Purchaser’s Covenants With Respect to Inspection.  In connection with Purchaser’s access upon the Properties or any tests or inspections performed upon the Properties by the Purchaser, or its agents, employees or contractors:  (i)  if, for any reason, this Agreement is terminated or Purchaser does not consummate the transactions contemplated hereby, then Purchaser, at its sole cost, shall be responsible for restoring the Properties to the reasonably similar condition that existed prior to Purchaser’s conducting such tests; (ii) Purchaser shall not cause or permit any liens to attach to the Properties as a result of Purchaser’s acts hereunder; (iii) Purchaser shall maintain or cause its agents performing tests or inspections upon the Properties to maintain in force liability insurance, in amounts and with companies reasonably satisfactory to Sellers, naming both Purchaser and Sellers as named insureds, with respect to any of Purchaser’s acts hereunder, and upon Sellers’ request, Purchaser shall furnish certificates evidencing such coverage to Sellers; and (iv) Purchaser does hereby hold harmless and indemnify Sellers, and Sellers’ managers, members, employees and agents, from and against any loss, claim, damage or cost (including reasonable attorneys’ fees and court costs) that may result from any of Purchaser’s or its employee’s,  agent’s or contractor’s actions taken under this Section 3.1, which indemnity shall survive the Closing or any earlier termination of this Agreement .

3.2          Termination of Agreement.  If the results of the inspections performed by or on behalf of Purchaser pursuant to Section 3.1 shall be unsatisfactory to Purchaser in any respect, Purchaser shall have the right to terminate this Agreement at any time prior to the expiration of the Inspection Period by giving written notice thereof to Sellers, in which event the Escrow Agent shall return the Initial Deposit to Purchaser and neither party shall have any further rights or obligations hereunder, except the Surviving Obligations.  If Purchaser does not give such notice prior to the expiration of the Inspection Period, the Deposit shall become non-refundable to Purchaser except (i) in the case of a material breach of this Agreement by Sellers, (ii) in the event a casualty or condemnation occurs with respect to any Facility, in which case Article 10 shall govern the rights and obligations of the parties, (iii) in the event Sellers fail to satisfy the conditions precedent to Purchaser’s obligation to close set forth in Sections 4.1, 4.3, 4.4 or 4.5 hereof, or (iv) Operators fail to execute and deliver the OTAs.

3.3          Title and Survey.  Within five (5) Business Days following the Effective Date, Sellers shall deliver to Purchaser copies of the most recent title policies and surveys of the Real Properties that are in Sellers’ possession or control (if any).  Purchaser shall have the right to obtain new or updated title commitments and/or surveys for the Real Properties and Purchaser shall provide copies of any such updates to Sellers within two (2) Business Days after its receipt thereof.  At least five (5) Business Days prior to the expiration of the Inspection Period, Purchaser shall give Sellers notice of any title exceptions or other matters set forth on Sellers’ title policies or surveys or any updates thereof as to which Purchaser objects in its sole and absolute discretion.  Sellers shall have the right, but not the obligation, to remove, satisfy or otherwise cure any such exception or other matter as to which Purchaser so objects.  To the extent Sellers are unable or unwilling to take such actions as may be required to cure such objections, Seller shall give Purchaser notice thereof; it being understood and agreed that the failure of Sellers to give such notice within three (3) Business Days after its receipt of Purchaser’s notice of objection shall be deemed an election by Seller not to remedy such matters.  If Sellers shall be unable or unwilling to remove any title defects to which Purchaser has so objected, Purchaser shall elect either (a) to terminate this Agreement (in whole but not in part) or (b) to proceed to Closing notwithstanding such title defect without any abatement or reduction in the Purchase Price on account thereof.  Purchaser shall make any such election by written notice to Seller given on or prior to the expiration of the Inspection Period; provided, however, if any Seller commences to cure a title defect and then elects not to complete such cure, Purchaser shall have the right to terminate this Agreement by written notice to Sellers within three (3) Business Days after such Seller notifies Purchaser thereof.  The failure of Purchaser to give such notice shall be deemed an election by Purchaser to proceed to Closing in accordance with clause (b) above.  If Purchaser terminates this Agreement in accordance with this Section 3.3, Escrow Agent shall return the Deposit to Purchaser and neither party shall have any further rights or obligations hereunder, except with respect to the Surviving Obligations.

3.4          Confidentiality, Etc.  Purchaser shall not disclose or otherwise use any data or other information concerning the Facilities for any purpose other than for evaluating the Facilities in the course of its due diligence as provided herein, and Purchaser shall keep all such data and information strictly confidential.  Nothing herein shall prohibit Purchaser, upon execution of this Agreement, from issuing a press release generally describing the transactions contemplated hereunder, provided that such press release shall not disclose the identity of the Facilities or the identity of Sellers.  Notwithstanding the foregoing, Sellers acknowledge that Purchaser may disclose (i) such data and information by furnishing copies thereof to third party consultants in the normal course of Purchaser’s due diligence provided that such consultants agree to be abide bound the terms and conditions of this Section 3.4 and/or (ii) the terms of this Agreement as may be required for any regulatory filings.  Purchaser shall indemnify, defend and hold harmless Sellers from and against any loss, claim, damage or expense which Sellers may incur as a result of any breach by Purchaser or any third party of the terms and conditions of this Section 3.4.  This Section 3.4 shall survive any termination of this Agreement.

3.5          Return of Materials.  If the Closing does not take place as herein contemplated for any reason, Purchaser shall promptly return all materials delivered to it by Sellers pursuant to this Agreement without keeping any copies thereof, and Purchaser shall also deliver to Sellers copies of any reports, surveys, data or other information obtained by Purchaser in connection with its diligence hereunder without any representation or warranty whatsoever.

ARTICLE 4
CONDITIONS TO PURCHASER’S OBLIGATION TO CLOSE

The obligation of Purchaser to acquire the Properties shall be subject to the satisfaction of the following conditions precedent on and as of the Closing Date:

4.1          Closing Documents.  The applicable Seller shall have delivered to Escrow Agent and shall have authorized and directed Escrow Agent to record or release to Purchaser (as applicable) the following:

(a)           Deeds.  A limited warranty deed with respect to the Real Property at each Facility, in proper statutory form for recording, duly executed and acknowledged by Sellers and substantially in the form of Exhibit “C” attached hereto and made a part hereof;

(b)           Bills of Sale.  One or more bill(s) of sale, duly executed by Sellers with respect to Sellers’ right, title and interest in and to the FF&E related to each Facility and substantially in the form of Exhibit “D” attached hereto;

(c)           Assignments.  One or more assignment and assumption agreement(s), duly executed by Sellers, with respect to Sellers’ right, title and interest in and to all Intangible Property at each Facility and substantially in the form of Exhibit “E” attached hereto;

(d)           FIRPTA.  A so-called “FIRPTA” affidavit pursuant to Section 1445 of the Tax Code, duly executed by Sellers, in the form of Exhibit “F” attached hereto;

(e)           Settlement Statement.  A settlement statement showing the Purchase Price and all adjustments thereto in accordance with the terms and conditions of this Agreement, which settlement statement shall be in a form and substance reasonably satisfactory to Sellers and Purchaser, duly executed by Sellers.

(f)            Intentionally omitted.

(g)           Title Affidavits.  Such usual and customary affidavits and indemnities as the Title Company may reasonably require, including, without limitation, a so-called owner’s affidavit in such form as will permit the Title Company to issue its title policy without exceptions for parties-in-possession (other than the residents under Resident Agreements) or mechanic’s liens.

(h)           Other Conveyance Documents.  Such other conveyance documents and instruments as Purchaser, Sellers or the Title Company may reasonably require and as are consistent with this Agreement and are customary in like transactions in the State of Arkansas, including, without limitation, a GAP indemnity.

4.2          Licenses and Permits, Etc.  Purchaser shall have obtained all necessary licenses, certificates, permits and approvals (or assurances reasonably satisfactory to Purchaser that all such necessary licenses, certificates, permits and approvals shall be issued retroactively as of the Closing Date) from all Federal, state and local regulatory agencies required to acquire, own, lease, manage and operate each Facility in the manner currently operated.

4.3          Representations and Warranties.  All representations and warranties of Sellers herein shall be true, correct and complete in all material respects on and as of the Closing Date, and each Seller shall certify in writing at the Closing that each of the representations and warranties made by such Seller herein are true, correct and complete in all material respects on and as of the Closing Date.

4.4          Sellers’ Covenants.  Sellers shall have performed in all material respects all covenants and obligations required to be performed by Sellers on or before the Closing Date.

4.5          Condition of Property.  The Facilities shall, on the Closing Date, be in substantially the same condition as they were on the Effective Date, normal wear and tear excepted; provided, however, if a casualty or condemnation occurs with respect to any Facility, Article 10 shall govern the rights and obligations of the parties hereunder.

4.6          Title Policy.  The Title Company shall be committed, subject only to payment of its usual and customary premium at the Closing, to issue a title policy to Purchaser insuring that fee simple title to the Real Properties on which the owned Facilities are located is vested in Purchaser, subject to Permitted Exceptions.

4.7          OTA.  The Operators and Purchaser (or its designee) shall have entered into the OTAs, the OTAs shall be in full force and effect, and the consummation of the transactions contemplated by the OTAs shall occur simultaneously with the Closing under this Agreement.

ARTICLE 5
CONDITIONS TO SELLER’S OBLIGATION TO CLOSE

The obligation of Sellers to convey the Properties to Purchaser is subject to the satisfaction of the following conditions precedent on and as of the Closing Date:

5.1          Purchase Price.  Purchaser shall have delivered the Purchase Price to Escrow Agent and shall have authorized and directed Escrow Agent to pay the same to Sellers.

5.2          Closing Documents.   Purchaser shall have delivered to Escrow Agent duly executed and acknowledged counterparts of the documents described in Section 4.1, where applicable, and shall have authorized and directed Escrow Agent to release the same to Purchaser.

5.3          Representations and Warranties.   All representations and warranties of Purchaser herein shall be true, correct and complete in all material respects on and as of the Closing Date, and Purchaser shall certify in writing at the Closing that each of the representations and warranties made by Purchaser herein are true, correct and complete in all material respects on and as of the Closing Date.

5.4          Purchaser’s Covenants.  Purchaser shall have performed in all material respects all covenants and obligations required to be performed by Purchaser on or before the Closing Date.

5.5          OTAs.  The Operators and Purchaser (or its designee) shall have entered into the OTAs, the OTAs shall be in full force and effect, and the consummation of the transactions contemplated by the OTAs shall occur simultaneously with the Closing under this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF SELLERS

6.1          Sellers’ Representations.  To induce Purchaser to enter into this Agreement, Sellers represents and warrants to Purchaser as follows:

(a)           Status and Authority.  Sellers are limited liability companies duly formed, validly existing and in good standing under the laws of the State of Delaware, and have all requisite power and authority under the laws of such state and their charter documents to enter into and perform their obligations under this Agreement  and to consummate the transactions contemplated hereby.

(b)           Action.   Sellers have taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement, and upon the execution and delivery of this Agreement and/or any document to be delivered by Sellers hereunder or thereunder, this Agreement and such document shall constitute the valid and binding obligations and agreements of Sellers, enforceable against Sellers in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.

(c)           No Violations of Agreements.   Neither the execution, delivery or performance of this Agreement by Sellers, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of the

Properties pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which such Sellers are bound.

(d)           Litigation.  To Seller’s knowledge, there are no pending investigations, actions or proceedings which question the validity of this Agreement or any action taken or to be taken pursuant hereto.  Sellers have not received any written notice regarding any pending or threatened litigation or administrative proceedings with respect to any Property which could reasonably be expected to materially adversely affect the Properties or the Facilities or Sellers’ right to enter into this Agreement or to consummate the transactions contemplated by this Agreement.  Sellers are not subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, agency, board, bureau or instrumentality issued or entered in a proceeding to which Sellers or any Facility is or was a party which is binding upon any Facility, including, without limitation, any uncorrected license deficiencies, restrictions or limitations related to the operation of any Facility.

(e)           Notices of Violation.  Except as otherwise disclosed to Purchaser in writing, as of the Effective Date, Sellers have not received any written notice from any governmental authority claiming that any of the Properties is in material violation of any applicable law, code, rule, regulation, ordinance, license or permit (including, without limitation, any Environmental Law).

(f)            Intentionally omitted.

(g)           Intentionally omitted.

(h)           Hazardous Substances.  To Sellers’ knowledge, and except as disclosed on any environmental assessment of the Properties prepared by or for Purchaser, the Properties  have not been unlawfully used to generate, transport, treat, construct, deposit, store, dispose, place or locate, on, under or from the Property, any flammable explosives, radioactive materials, hazardous or toxic substances, materials or wastes, pollutants or contaminants defined, listed or regulated by any applicable local, state or federal environmental laws in material violation of any such environmental laws where such violation could reasonably be expected to have an material adverse effect on the Facilities.

6.2          Knowledge Defined.  All references in this Agreement to “Sellers’ knowledge” or words of similar import shall refer to the actual, conscious knowledge of Craig Bernfield, without any duty of investigation or inquiry.

6.3          Survival.  The representations and warranties made in this Agreement by each Seller shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date, subject to such Seller’s right to update such representations and warranties by written notice to Purchaser prior to the Closing Date.  All representations and warranties made in this Agreement by Sellers shall survive the Closing for a period of one (1) year.  Purchaser must notify Sellers of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against any Seller for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.

6.4          AS-IS.    EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLERS HAVE NOT MADE, AND PURCHASER HAS NOT RELIED UPON, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, REGARDING THE PROPERTIES OR THE FACILITIES, WHETHER MADE BY SUCH SELLER, INCLUDING, WITHOUT LIMITATION, ANY INFORMATION, PROMISE, REPRESENTATION OR WARRANTY REGARDING THE PHYSICAL CONDITION OR VALUE OF THE PROPERTIES OR THE FACILITIES, TITLE TO OR THE BOUNDARIES OF ANY OF THE PROPERTIES OR THE FACILITIES, PEST CONTROL MATTERS, SOIL CONDITIONS, THE PRESENCE, EXISTENCE OR ABSENCE OF HAZARDOUS SUBSTANCES, TOXIC SUBSTANCES OR OTHER ENVIRONMENTAL MATTERS, COMPLIANCE WITH BUILDING, HEALTH, SAFETY, LAND USE AND ZONING LAWS, REGULATIONS AND ORDERS, STRUCTURAL AND OTHER ENGINEERING CHARACTERISTICS, TRAFFIC PATTERNS, MARKET DATA, ECONOMIC CONDITIONS OR PROJECTIONS, AND ANY OTHER INFORMATION PERTAINING TO ANY OF THE PROPERTIES, THE FACILITIES OR THE MARKET AND PHYSICAL ENVIRONMENTS IN WHICH THEY MAY BE LOCATED AND SELLERS EXPRESSLY DISCLAIM ALL WARRANTIES RELEVANT TO THE PROPERTIES OR THE FACILITIES, EITHER EXPRESS OR IMPLIED, INCLUDING MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND SUITABILITY FOR ITS INTENDED USE.  PURCHASER ACKNOWLEDGES THAT (A) PURCHASER IS A SOPHISTICATED OWNER AND OPERATOR OF PROPERTIES AND FACILITIES SIMILAR TO THE PROPERTIES AND FACILITIES, (B) PURCHASER HAS ENTERED INTO THIS AGREEMENT WITH THE INTENTION OF MAKING AND RELYING UPON ITS OWN INVESTIGATION OR THAT OF THIRD PARTIES WITH RESPECT TO THE PHYSICAL, ENVIRONMENTAL, ECONOMIC AND LEGAL CONDITION OF THE PROPERTIES AND THE FACILITIES AND (C) PURCHASER IS NOT RELYING UPON ANY STATEMENTS, REPRESENTATIONS OR WARRANTIES OF ANY KIND, AND IS ACQUIRING THE PROPERTIES AND FACILITIES IN “AS IS, WHERE IS” CONDITION WITH ALL FAULTS, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF PURCHASER

7.1          Representations of Purchaser.  To induce Sellers to enter in this Agreement, Purchaser represents and warrants to Sellers as follows:

(a)           Status and Authority of Purchaser.  Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of its state of formation, and has all requisite power and authority under the laws of such state and its charter documents to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(b)           Action of Purchaser, Etc.  Purchaser has taken (or will have taken prior to Closing) all necessary action to authorize the execution, delivery and performance of this Agreement and upon the execution and delivery of this Agreement and/or any document to be delivered by Purchaser hereunder or thereunder, this Agreement and such documents shall constitute the valid and binding obligations and agreements of Purchaser, enforceable against

Purchaser in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors.

(c)           No Violations of Agreements.  Neither the execution, delivery or performance of this Agreement by Purchaser, nor compliance with the terms and provisions hereof, will result in any breach of the terms, conditions or provisions of, or conflict with or constitute a default under, or result in the creation of any lien, charge or encumbrance upon the Property or assets of Purchaser pursuant to the terms of any indenture, mortgage, deed of trust, note, evidence of indebtedness or any other agreement or instrument by which Purchaser is bound.

(d)           Litigation.  No investigation, action or proceeding is pending and, to Purchaser’s knowledge, no action or proceeding is threatened and no investigation looking toward such an action or proceeding has begun, which questions the validity of this Agreement or any action taken or to be taken pursuant hereto.

7.2          Survival.  The representations and warranties made in this Agreement by Purchaser shall be continuing and shall be deemed remade as of the Closing Date, with the same force and effect as if made on, and as of, such date.  All representations and warranties made in this Agreement by Purchaser shall survive the Closing for a period of one (1) year.  Sellers must notify Purchaser of any alleged breach of any representation on or before the day preceding the first anniversary of the Closing Date, and no action or proceeding may be commenced against Purchaser for any breach of any representation or warranty after the day preceding the first anniversary of the Closing Date.

ARTICLE 8
COVENANTS

8.1          Contracts.  Within five (5) days prior to the end of the Inspection Period, Purchaser shall notify Sellers in writing which (if any) Contracts Purchaser shall assume.  If Purchaser fails to provide such notice, Purchaser shall not assume any Contracts.  Notwithstanding the provisions of this Section 8.1(c), if any of the Contracts cannot be terminated as of the Closing Date either because a longer notification period is required or because they cannot be terminated without a penalty, Sellers shall notify Purchaser at least ten (10) days prior to the end of the Inspection Period and Purchaser shall either (i) elect to terminate this Agreement and receive the Deposit or (ii) assume the Contracts identified in Sellers’ notice as of the Closing Date.

8.2          Licensing.  Purchaser hereby covenants with Sellers between the Effective Date and the Closing Date to use commercially reasonable efforts to enter into the OTAs with the Operators and to obtain all material licenses, certificates, permits and approvals from all Federal, state and local regulatory agencies required to acquire, own, lease, manage and operate each Property in the manner currently operated.  Sellers hereby covenants to reasonably cooperate with Purchaser, at no out-of-pocket cost or expense to Sellers, in obtaining all such licenses, certificates, permits and approvals.

ARTICLE 9
APPORTIONMENTS

9.1          Real Property Apportionments.

(a)           Prorations.  The following items for the Facilities shall be apportioned at the Closing as of 11:59 p.m. on the day immediately preceding the Closing Date:

(i)                                               Intentionally omitted;

(ii)                                            real estate taxes and assessments other than special assessments, based on the rates and assessed valuation applicable in the fiscal year for which assessed;

(iii)                                         municipal assessments and governmental license and permit fees;

(iv)                                        intentionally omitted; and

(v)                                           all other items of income and expense normally apportioned in sales of properties of the nature and type of each Facility.

If any of the foregoing cannot be apportioned at the Closing because of the unavailability of the amounts which are to be apportioned, such items shall be apportioned on the basis of a good faith estimate by the parties and reconciled as soon as practicable after the Closing Date but, in any event, no later than forty-five (45) days after the Closing Date.

(b)           Intentionally omitted.

(c)           Tax Refunds.  If any refunds of real property taxes or assessments, water rates and charges or sewer taxes and rents shall be made after the Closing Date, the same shall be held in trust by the applicable Seller or Purchaser, as the case may be, and shall first be applied to the unreimbursed costs incurred in obtaining the same and the balance, if any, shall be paid to the applicable Seller (for the period prior to the Closing Date) and to Purchaser (for the period commencing with the Closing Date).

(d)           Insurance Policies.  No insurance policies of Sellers are to be transferred to Purchaser, and no apportionment of the premiums therefor shall be made.

(e)           Net Adjustments.  If a net amount is owed by Sellers to Purchaser pursuant to this Section 9.1, such amount shall be credited against the Purchase Price.  If a net amount is owed by Purchaser to Sellers pursuant to this Section 9.1, such amount shall be added to the Purchase Price.

9.2          Closing Costs.

(a)           Purchaser’s Closing Costs.  Purchaser shall pay the following costs in connection with the consummation of the Closing: (i) the premium charges for Purchaser’s title policies and all of the charges for any endorsements thereto and (ii) all other charges incurred by

Purchaser in connection with this Agreement (including, without limitation, the fees and expenses of Purchaser’s attorneys and other consultants).

(b)           Sellers’ Closing Costs.  Sellers shall pay the following costs in connection with the consummation of the Closing: (i) all of the charges and transfer taxes for recording the deeds; (ii) all commissions owed to any broker in accordance with the terms of a separate agreement among the Sellers and such broker; and (iii) all other charges incurred by the Sellers in connection with this Agreement (including, without limitation, the fees and expenses for the Sellers’ attorneys and other consultants).

9.3          Survival.  Notwithstanding any term herein to the contrary, the covenants contained in this Article 9 shall survive closing for a period of one year following the Closing Date or such shorter period as may be specified herein and each party’s obligation to pay any applicable closing costs in accordance with Section 9.2 shall survive any earlier termination of this Agreement.

ARTICLE 10
DAMAGE TO OR CONDEMNATION OF PROPERTY

10.1        Casualty.  If, prior to the Closing, all or any material part of the Facilities (taken as a whole) is destroyed or materially damaged by fire or other casualty, Sellers shall promptly notify Purchaser of such fact.  In such event, Purchaser shall have the right to terminate this Agreement (in whole but not in part) by giving notice thereof to Sellers not later than ten (10) days after receiving Sellers’ notice (and, if necessary, the Closing Date shall be extended until the second Business Day after the expiration of such ten-day period).  If Purchaser elects to terminate this Agreement as aforesaid, the Deposit shall be paid to Purchaser, whereupon, this Agreement shall terminate and be of no further force and effect and no party shall have any rights or obligations hereunder except for the Surviving Obligations.  If less than a material part of the Facilities (taken as a whole) shall be affected or if Purchaser shall not elect to terminate this Agreement as aforesaid, there shall be no abatement of the Purchase Price and the applicable Sellers shall assign to Purchaser at the Closing all of such Sellers’ right, title and interest in and to the proceeds, if any, under such Sellers’ insurance policies covering such Property with respect to such damage or destruction and there shall be credited against the Purchase Price the amount of any applicable deductible. For the purposes hereof, “materially damaged” shall mean damage reasonably determined by Purchaser to be in excess of One Hundred Thousand Dollars ($100,000.00) to repair or restore.

10.2        Condemnation.  If, prior to the Closing, all or any material part of the Facilities (taken as a whole) is taken by eminent domain (or becomes the subject of a pending taking which has not yet been consummated), Sellers shall notify Purchaser of such fact promptly after obtaining knowledge thereof and Purchaser shall have the right to terminate this Agreement (in whole but not in part) by giving notice thereof to Sellers not later than ten (10) days after the giving of Sellers’ notice (and, if necessary, the Closing Date shall be extended until the second day after the expiration of such ten-day period).  If Purchaser elects to terminate this Agreement as aforesaid, the Deposit shall be paid to Purchaser, whereupon, this Agreement shall terminate and be of no further force and effect and no party shall have any rights or obligations hereunder except for the Surviving Obligations.  If less than a material part of the Facilities (taken as a whole) shall be affected or if Purchaser shall not elect to terminate this Agreement as aforesaid, the sale of the Facilities shall be consummated as herein provided without any adjustment to the Purchase Price (except to the extent of any condemnation award received by Sellers prior to the Closing) and the applicable Sellers shall assign to Purchaser at the Closing all of such Sellers’ right, title and interest in and to all awards, if any, for the taking, and Purchaser shall be entitled to receive and keep all awards for the taking of such Facilities or portion thereof. For the purposes of this Section 10.1, the taking shall be deemed to be material if it (a) affects more than the equivalent of One Hundred Thousand Dollars ($100,000.00) in value, as reasonably determined by Purchaser, (b) causes a material deprivation of access to or from a Property,  or (c) involves a taking of parking areas located on a Property such that subsequent to such taking, the Property will be in violation of municipal zoning codes and ordinances.

ARTICLE 11
INDEMNIFICATION AND DEFAULT

11.1        Sellers’ Indemnification.  Sellers will jointly and severally defend, indemnify and hold Purchaser harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of: (a) any misrepresentation, breach of warranty, or non-fulfillment of any agreement or covenant made by Sellers in this Agreement; (b) the ownership of the Facilities prior to the Closing Date; (c) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 11.1.

11.2        Purchaser’s Indemnification.  Purchaser will defend, indemnify and hold Sellers harmless against and in respect of any and all liability, damage, loss, cost, and expenses arising out of or otherwise in respect of:  (a) any misrepresentation or breach of warranty contained in this Agreement; (b) the ownership and/or operation of the Facilities on and after the Closing Date; (c) any and all actions, suits, proceedings, audits, judgments, costs, and legal and other expenses incident to any of the foregoing or to the enforcement of this Section 11.2.

11.3        Default by Sellers.  If, on or prior to the Closing, any Seller shall have made any representation or warranty herein which shall be untrue or misleading in any material respect, or if any Seller shall fail to perform any of the material covenants and agreements contained herein to be performed by such Seller, Purchaser may, as its sole and exclusive remedy at law or in equity, elect to either (a) terminate this Agreement and receive a refund of the Deposit (following which no party shall have any rights or obligations hereunder except for the Surviving Obligations) or (b) pursue a suit for specific performance.

11.4        Default by Purchaser.  If, on or prior to Closing, Purchaser shall have made any representation or warranty herein which shall be untrue or misleading in any material respect, or if Purchaser shall fail to perform any of the covenants and agreements contained herein to be performed by it, Sellers, as their sole and exclusive remedy at law or in equity, may terminate this Agreement and retain the Deposit, as liquidated damages and not as a penalty.  The parties agree that in the event of such a default, it would be extremely difficult or impossible to determine Sellers’ actual damages and that the liquidated damages amount is a reasonable estimate thereof.  Following any such termination, no party shall have any rights or obligations hereunder except for the Surviving Obligations.

ARTICLE 12
MISCELLANEOUS

12.1        Single Transaction.  The transaction contemplated by this Agreement is a single purchase and sale transaction with respect to all of the Properties.  Under no circumstances shall Sellers have any obligation to sell less than all of the Properties to Purchaser, and under no circumstances shall Purchaser have an obligation to purchase less than all of the Properties from Sellers.  Any termination of this Agreement shall operate to terminate this Agreement as to all of the Properties simultaneously.

12.2        Brokers.  Except as disclosed on Schedule 12.2 hereto neither party has dealt with any broker, finder or like agent in connection with this Agreement or the transactions contemplated hereby.  Each party shall indemnify, defend and hold harmless the other parties from and against any loss, liability or expense, including, without limitation, reasonable attorneys’ fees, arising out of any claim or claims for commissions or other compensation for bringing about this Agreement or the transactions contemplated hereby made by any other broker, finder or like agent, if such claim or claims are based in whole or in part on dealings with the indemnifying party.

12.3        Notices.

(a)           Form of Notices.  Any and all notices, demands, consents, approvals, offers, elections and other communications required or permitted under this Agreement may be given by the attorneys of the parties and shall be deemed adequately given if in writing.  All such notices shall be delivered either in hand, by facsimile with written confirmation of transmission, or by mail or Federal Express or similar expedited commercial carrier, addressed to the recipient of the notice, postpaid and registered or certified with return receipt requested (if by mail), or with all freight charges prepaid (if by Federal Express or similar carrier).

(b)           Timing of Notices.  All notices shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal, except that whenever under this Agreement a notice is either received on a day which is not a Business Day or is required to be delivered on or before a specific day which is not a Business Day, the day of receipt or required delivery shall automatically be extended to the next Business Day.  For purposes of any notice given by facsimile, the date of receipt shall be the date of transmission (as confirmed by electronic confirmation of transmission generated by the sender’s machine).

(c)           Notice Addresses.  All such notices shall be addressed,

if to Sellers, to:	Aviv REIT, Inc.
303 W. Madison Street
Suite 2400
Chicago, Illinois 60606
Attn: Craig Bernfield
Facsimile No.: (312) 855-1684

with a copy to:	Bronson & Kahn LLC
150 North Wacker Drive
Suite 1400
Chicago, Illinois 60606
Attn: Marc W. O’Brien, Esq.
Facsimile No. (312) 553-1733

If to Purchaser, to:	AdCare Property Holdings, LLC
Two Buckhead Plaza
3050 Peachtree Road NW, Suite 355
Atlanta, Georgia 30305
Attn: Chris Brogdon
Facsimile No. (404) 842-1899

with a copy to:	Gregory P. Youra, Esq.
Holt Ney Zatcoff & Wasserman, LLP
100 Galleria Pkwy, Suite 1800
Atlanta, Georgia 30339
Facsimile: (770) 956-1490

If to Escrow Agent, to:	Gregory D. Hughes
Hughes and White
Shadowood Office Park
2110 Powers Ferry Road, Suite 440
Atlanta, Georgia 30339
Facsimile No.: (770) 955-0049

(d)           Change of Notice Addresses.  By notice given as herein provided, the parties hereto shall have the right from time to time and at any time to change their respective addresses to any other address within the United States of America effective upon receipt by the other parties of such notice.

(e)           Notices to Sellers.  Any notice given to or received by a Seller shall be effective as if such notice was given to or received by all Sellers.

12.4        Waivers.  Any waiver of any term or condition of this Agreement, or of the breach of any covenant, representation or warranty contained herein, in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of any other breach of such term, condition, covenant, representation or warranty or any other term, condition, covenant, representation or warranty, nor shall any failure at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party’s right at a later time to enforce or require performance of such provision or any other provision hereof.

12.5        Amendments.  This Agreement may not be amended, nor shall any waiver, change, modification, consent or discharge be effected, except by an instrument in writing executed by or on behalf of the party against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought.

12.6        Assignment; Successors and Assigns.  This Agreement and all rights and obligations hereunder shall not be assignable by Purchaser without the prior written consent of Sellers, except that Purchaser may assign this Agreement to one or more entities owned and/or controlled, directly or indirectly, by Purchaser upon not less that three (3) Business Days’ prior notice to Sellers.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns.  This Agreement is not intended and shall not be construed to create any rights in or to be enforceable in any part by any other persons or entities.

12.7        Severability.  If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

12.8        Counterparts, Etc.  This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any such counterparts or signatures may be delivered by facsimile or e-mail (in .pdf format), and any counterparts or signatures so delivered shall be deemed an original counterpart or signature for all purposes related to this Agreement.

12.9        Integration.  This Agreement and the documents referenced herein constitute the entire agreement of the parties hereto with respect to the subject matter hereof and shall supersede and take the place of any other instruments purporting to be an agreement of the parties hereto relating to the subject matter hereof.

12.10      Attorneys’ Fees.  Notwithstanding anything contained herein to the contrary, if any lawsuit or arbitration or other legal proceeding arises in connection with the interpretation or enforcement of this Agreement, the prevailing party therein shall be entitled to receive from the other party the prevailing party’s costs and expenses, including reasonable attorneys’ fees incurred in connection therewith, in preparation therefor and on appeal therefrom, which amounts shall be included in any judgment therein.

12.11      Section and Other Headings.  The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

12.12      No Presumption Against Drafter.  This Agreement has been extensively negotiated between Sellers and Purchaser and none of the provisions set forth herein shall be construed narrowly against either party on the account of the fact that such party (or its attorney) drafted such provision.

12.13      Time of Essence.  Time shall be of the essence with respect to the performance of each and every covenant and obligation, and the giving of all notices, under this Agreement.

12.14      Performance on Business Days.  In the event the date on which performance or payment of any obligation of a party required hereunder is other than a Business Day, the time for payment or performance shall automatically be extended to the first Business Day following such date.

12.15      Governing Law.  This Agreement shall be interpreted, construed, applied and enforced in accordance with the laws of the State of Arkansas.

12.16      Intentionally omitted.

12.17      Survival.  The provisions of this Article 12 shall survive the Closing hereunder.

12.18      Like-Kind/1031 Exchange.  In connection with Sellers’ sale of the Properties to Purchaser,  Sellers may, without Purchaser’s consent, structure the transfer of all or any of the Properties as an exchange (rather than a purchase and sale) of or for all or a portion of the Properties for other property or properties of like kind with value not less than the value of the Properties or any Property in one or more concurrent or delayed tax-deferred exchanges which shall qualify under Section 1031 of the Internal Revenue Code of 1986, as amended, and the Regulations promulgated thereunder (“IRC”) (a “1031 Exchange”).  Purchaser and Sellers hereby agree that the Closing Date may be extended by Sellers for up to ninety (90) days to permit Sellers to identify one or more replacement properties and the parties to consummate the transfer of the Properties as a qualifying 1031 Exchange.  Sellers expressly reserve the right to assign their right, but not their obligations, under this Agreement to a Qualified Intermediary as provided for in IRC.  The parties hereto agree to cooperate with each other in effectuating a 1031 Exchange for the benefit of Seller following the execution of this Agreement.

[Remainder of page intentionally left blank; Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SELLERS:

WOODLAND ARKANSAS, L.L.C., a Delaware limited liability company,

By: AVIV FINANCING II, L.L.C., a Delaware limited liability company, Its Sole Member

By:	AVIV HEALTHCARE PROPERTIES
OPERATING PARTNERSHIP I, L.P.,
a Delaware limited partnership,
Its:	Sole member

By:	AVIV HEALTHCARE PROPERTIES
LIMITED PARTNERSHIP, a Delaware
limited partnership,
Its:	General partner

By:	AVIV REIT, Inc.,
a Maryland corporation,
Its:	General partner

By:	/s/ Craig M. Bernfield
Craig M. Bernfield, President and CEO

NORTHRIDGE ARKANSAS, L.L.C., a Delaware limited liability company,

By: AVIV FINANCING II, L.L.C., a Delaware limited liability company, Its Sole Member

By:	AVIV HEALTHCARE PROPERTIES
OPERATING PARTNERSHIP I, L.P.,
a Delaware limited partnership,
Its:	Sole member

By:	AVIV HEALTHCARE PROPERTIES
LIMITED PARTNERSHIP, a Delaware
limited partnership,
Its:	General partner

-Signature Page to Purchase and Sale Agreement-

By:	AVIV REIT, Inc.,
a Maryland corporation,
Its:	General partner

By:	/s/ Craig M. Bernfield
Craig M. Bernfield, President and CEO

LITTLE ROCK AVIV, L.L.C., a Delaware limited liability company,

By: AVIV FINANCING III, L.L.C., a Delaware limited liability company, Its Sole Member

By:	AVIV HEALTHCARE PROPERTIES
OPERATING PARTNERSHIP I, L.P.,
a Delaware limited partnership,
Its:	Sole member

By:	AVIV HEALTHCARE PROPERTIES
LIMITED PARTNERSHIP, a Delaware
limited partnership,
Its:	General partner

By:	AVIV REIT, Inc.,
a Maryland corporation,
Its:	General partner

By:	/s/ Craig M. Bernfield
Craig M. Bernfield, President and CEO

PURCHASER:

ADCARE PROPERTY HOLDINGS, LLC,
an Ohio limited liability company

By:	/s/ Christopher F. Brogdon
Christopher F. Brogdon, Vice Chairman

-Signature Page to Purchase and Sale Agreement-